SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Approval of the signing of the contract for the sale of Liquigás

Rio de Janeiro, November 17, 2016 – Petróleo Brasileiro S.A. – Petrobras informs that its Board of Directors approved, at a meeting held today, the signing of the contract for the sale of Liquigás Distribuidora S.A. to Companhia Ultragaz S.A., a subsidiary of Ultrapar Participações S.A.

Liquigás is a wholly-owned subsidiary of Petrobras and operates in the bottling, distribution and trading of liquefied petroleum gas (LPG). The company is present in almost all Brazilian states, and has 23 operating centers, 19 warehouses, one road-railroad storage and loading base, and a network of approximately 4,800 authorized resellers.

Ultragaz, Brazil’s first distributor of LPG, serves approximately 11 million homes in the bottled gas segment and 50 thousand customers in the bulk segment.

The total value of the sale corresponds to an Enterprise Value of R$ 2.8 billion. The amount to be paid will be restated by the Interbank Deposit Certificate [Certificado de Depósito Interbancário – CDI], between the dates of signing and closing of the transaction. The value will still be subject to adjustments resulting from the variations of working capital and the position of the net debt of Liquigás between 12/31/2015 and the date of closing of the deal.

The operation, conducted through a competitive process, is part of the 2015-2016 Disinvestment Plan and is aligned with the Company’s Strategic Plan, which aims to optimize the business portfolio, with focus on oil and gas, withdrawing entirely from LPG distribution.

This transaction is still subject to the approval at the Shareholders’ Meetings of Petrobras and Ultrapar, and to compliance with usual preceding conditions, including approval by the Administrative Council for Economic Protection (CADE).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2016

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Name: Ivan de Souza Monteiro Title: Chief Financial Officer and Investor Relations Officer